Exhibit 99.5

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. You are strongly urged to read the accompanying management information Circular before completing this Letter of Transmittal.

This Letter of Transmittal is for use only by registered shareholders of Mogo Finance Technology Inc. Shareholders whose common shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing those common shares and should follow the instructions of such nominee in order to deposit their common shares.

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF COMMON SHARES

OF

MOGO FINANCE TECHNOLOGY INC.

Reference is made to the proposed arrangement (the “Arrangement”) involving Mogo Finance Technology Inc. (“Mogo”) and Difference Capital Financial Inc. (“Difference”), that is being submitted for approval at the annual general and special meeting of shareholders of Mogo to be held on June 18, 2019, or any adjournment or postponement thereof (the “Meeting”) as described in a management information circular of Mogo dated May 13, 2019 (the “Circular”). Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. Holders of Mogo Shares are encouraged to carefully review the Circular in its entirety and should consult their own tax advisors prior to submitting a Letter of Transmittal.

This Letter of Transmittal is for registered holders (“Mogo Shareholders”) of common shares (the “Mogo Shares”) of Mogo. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates or Direct Registration System advice statements (“DRS Advice Statements”) for Mogo Shares deposited in connection with the Arrangement.

Pursuant to the terms of the Arrangement, if the Arrangement is completed, in exchange for each Mogo Share held immediately prior to the Arrangement, Mogo Shareholders will be entitled to receive one common share (a “Difference Share”) of Difference (the “Consideration”). In order for Mogo Shareholders to receive the Consideration for their Mogo Shares, such Mogo Shareholder must deposit the certificate(s) or DRS Advice Statement(s) representing their existing Mogo Shares with Computershare Investor Services Inc. (the “Depositary” or “Computershare”). Mogo Shareholders may, upon request, be required to execute any additional documents deemed by the Depositary, at its discretion, to be reasonably necessary or desirable to complete the deposit and cancellation of the existing Mogo Shares in exchange for the applicable Consideration. It is recommended that Mogo Shareholders complete, sign and return this Letter of Transmittal, with any accompanying certificate(s) or DRS Advice Statement(s) representing their existing Mogo Shares to the Depositary as soon as practicable following receipt of this Letter of Transmittal.

This Letter of Transmittal is for use by registered holders of Mogo Shares only and is not to be used by non-registered, beneficial holders of Mogo Shares. A non-registered holder does not have Mogo Shares registered in its name; rather, such Mogo Shares are registered in the name of the brokerage firm, bank or trust company through which it purchased the Mogo Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Nonregistered holders of Mogo Shares should contact their nominee (i.e., broker, trust company, bank or other registered holder) which holds the certificates representing Mogo Shares on their behalf to arrange for exchange.

Pursuant to the terms of the Arrangement, in no event shall any Mogo Shareholder be entitled to a fractional Difference Share. Where the aggregate number of Difference Shares to be issued to a Mogo Shareholder as consideration under the Arrangement would result in a fraction of a Difference Share being issuable, the number of Difference Shares to be received by such Mogo Shareholder shall be rounded down to the nearest whole Difference Share (without any payment or compensation in lieu of such fractional Difference Share).

Pursuant to the terms of the Arrangement, each of Difference and the Depositary shall be entitled to deduct and withhold from (A) any Difference Shares or other consideration otherwise issuable or payable pursuant to the Plan of Arrangement to any holder of Mogo Shares, or (B) any dividend or consideration otherwise payable to any holder of Mogo Shares or Difference Shares such amounts as Difference or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Tax Code or any provision of provincial, state, local or foreign tax law, in each case as amended.

Completion of the Arrangement is expected to occur on or about June 21, 2019 after all conditions to the completion of the Arrangement have been satisfied or waived. Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions as set out in the Arrangement Agreement. No payment of any Consideration will be made prior to the Effective Time.

All deposits of Mogo Shares made under this Letter of Transmittal are irrevocable.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Mogo Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement.

MOGO SHAREHOLDERS WHO DEPOSIT WITH THE DEPOSITARY A COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL AND CERTIFICATES OR DRS ADVICE STATEMENTS (IF APPLICABLE) REPRESENTING THEIR MOGO SHARES AFTER THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL NOT RECEIVE THE DIFFERENCE SHARES IN EXCHANGE THEREFOR AND WILL NOT OWN ANY INTEREST IN MOGO OR DIFFERENCE, AND WILL NOT BE PAID ANY DIFFERENCE SHARES OR OTHER COMPENSATION.

The Depositary or your nominee can assist you in completing this Letter of Transmittal (see the back of this Letter of Transmittal for contact information for the Depositary).

Please note that the delivery of this Letter of Transmittal, together with your Mogo Share certificate(s) or DRS Advice Statement(s), does not constitute a vote in favour of the Arrangement Resolution or any other matters to be considered at the Meeting. To exercise your right to vote at the Meeting you must complete and submit the applicable form of proxy or other appropriate form of proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-863-9524, not later than 1:30 p.m. PST/4:30 p.m. EST on June 14, 2019.

TO:	MOGO FINANCE TECHNOLOGY INC.

AND TO:	DIFFERENCE CAPITAL FINANCIAL INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC.

In connection with the Arrangement being considered for approval at the Meeting, upon the terms and subject to the conditions set forth in the Arrangement Agreement and as described in the Circular, the undersigned delivers to you the enclosed certificate(s)/DRS Advice Statement(s) for Mogo Shares (the “Deposited Shares”). The following are the details of the enclosed certificate(s)/DRS Advice Statement(s):

Certificate Number(s)/DRS Advice Account Number	Name in Which Registered	Number of Mogo Shares Deposited

LOST CERTIFICATES: If your certificates have been lost, misplaced, or destroyed, you can replace them by following the directions under Instruction 6.

The undersigned transmits herewith the certificate(s)/DRS Advice Statement(s) described above for cancellation upon the Arrangement becoming effective. The undersigned acknowledges receipt of the Circular and represents and warrants that: (i) the undersigned is the registered and legal owner of, and has good right and title and sufficient authority to deposit, sell and transfer, the Deposited Shares, and that such Deposited Shares represent all of the Mogo Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares, and at the Effective Time, Difference will acquire good title to the Deposited Shares (as the same are modified pursuant to the Arrangement) free from all liens, charges, encumbrances, claims and equities; (iv) the surrender of the Deposited Shares complies with all applicable Laws; (v) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vi) the delivery of the Consideration will discharge any and all obligations of Mogo, Difference and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED, at the Effective Time all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the effective date of the Arrangement, as well as the right of the undersigned to receive any and all distributions shall have been assigned to Difference. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of Difference, together with appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints any one officer or director of Difference, or its affiliate, or any other person designated by Difference in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares consisting of securities on the registers of Mogo; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not transferred to and acquired by Difference in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to Difference.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

The undersigned instructs the Depositary, upon the Arrangement becoming effective, to mail the shares representing the Consideration that the undersigned is entitled to pursuant to the Arrangement in exchange for the Deposited Shares, by first class mail, postage prepaid, or to hold such shares for pick-up, in accordance with the instructions given below. Should the Arrangement not proceed for any reason, the deposited certificates or DRS Advice Statements and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the delivery of Deposited Shares pursuant to this Letter of Transmittal is irrevocable.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a DRS Advice Statement for Difference to which the undersigned is entitled as indicated below and to mail such DRS Advice Statement to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Mogo. In the event that a DRS Advice Statement is not available, a physical share certificate will be issued and mailed to the address indicated below.

The undersigned acknowledges that, in accordance with the Arrangement, Mogo, Difference, and the Depositary shall be entitled to deduct and withhold from any consideration payable to any holder of Mogo Shares such amounts as Mogo, Difference, or the Depositary is required to deduct and withhold from such consideration under tax laws.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A				BOX B
ENTITLEMENT DELIVERY				ISSUE DIFFERENCE SHARES IN THE NAME OF*:

All share entitlements will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares issued to a different name or address, please complete BOX B and refer to INSTRUCTIONS 2 & 3

☐CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(NAME)

☐ MAIL SHARES TO ADDRESS ON RECORD (DEFAULT)
(STREET NUMBER & NAME)

☐ MAIL SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)
(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

☐ HOLDSHARES FOR PICKUP AT COMPUTERSHARE OFFICE (CHECK LOCATION)
(TELEPHONE NUMBER (BUSINESS HOURS)

☐ TORONTO	☐ MONTREAL	☐ VANCOUVER	☐ CALGARY

SEE INSTRUCTION SECTION 11 FOR OFFICE ADDRESSES
(SOCIAL INSURANCE/SECURITY NUMBER)

* IF THIS NAME OR ADDRESS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTION SECTION 2 & 3)

BOX C
DELIVERY INSTRUCTIONS
(in the event the Arrangement is not completed)

TO BE COMPLETED BY ALL MOGO SHAREHOLDERS BY SELECTING ONE BOX BELOW.

☐ Mail certificate(s)/DRS Advice Statement to (please fill in address for mailing):

OR
☐ Hold certificate(s)/DRS Advice Statement for pick-up at the office of the Depositary listed in Box C.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction 3)	Dated: , 2019

Authorized Signature	Signature of Shareholder or authorized representative (see Instructions 2 and 4)

Name of Guarantor (please print or type)	Address

Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Telephone No

Name of authorized representative, if applicable (please print or type)

INSTRUCTIONS

1.              Use of Letter of Transmittal

Registered holders of Mogo Shares should read the accompanying Circular prior to completing this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. In order for registered holders of Mogo Shares to receive the Consideration for their Mogo Shares, such holders must deposit the certificate(s) or DRS Advice Statement(s) representing their Mogo Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in this Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates or DRS Advice Statements representing Mogo Shares deposited for payment pursuant to the Arrangement. Difference reserves the right, if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it. The method used to deliver this Letter of Transmittal and any accompanying certificates or DRS Advice Statements representing Mogo Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Difference recommends that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Mogo Shareholders who’s Mogo Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Mogo Shares.

2. Signatures

This Letter of Transmittal must be filled in and signed by the registered holder of Mogo Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)              If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s)/DRS Advice Statement(s) representing Mogo Shares, such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s)/DRS Advice Statement(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s)/DRS Advice Statement(s) are owned of record by two or more joint holders, all such holders must sign the Letter of Transmittal.

(b)              If this Letter of Transmittal is signed on behalf of a registered holder of Mogo Shares by a person other than the registered holder(s) of the accompanying certificate(s)/DRS Advice Statement(s):

(i)                                               such deposited certificate(s)/DRS Advice Statement(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(ii)                                            the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s)/DRS Advice Statement(s) and must be guaranteed as noted in Instruction 3 below.

3.              Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Mogo, or if the Consideration is to be issued or delivered in the name of a person other than the registered holder of the Deposited Shares, such signature(s) must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.              Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee, guardian, corporation, partnership or association, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Each of Mogo, Difference or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.              Delivery Instructions

All certificate(s)/DRS Advice Statement(s) representing Difference Shares to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box “A” on this Letter of Transmittal and delivered to the address indicated in Box “A” (unless Box “B” on this Letter of Transmittal has been selected and completed). If any certificate(s)/DRS Advice Statement(s) representing Difference Shares are to be held for pick-up at the offices of the Depositary, indicate so in Box “A” on this Letter of Transmittal. If neither Box “A” nor Box “B” is completed, any certificate(s)/DRS Advice Statement(s) representing Difference Shares issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Mogo or its registrar and transfer agent. Any certificate(s)/DRS Advice Statement(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.              Lost Certificates

Mogo Shareholders whose certificate(s) representing Mogo Shares have been lost, stolen or destroyed, should complete this Letter of Transmittal as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements. Upon the receipt by Depositary of an affidavit by the holder claiming such certificate(s) to be lost, stolen or destroyed and a Letter of Transmittal and any other documents the Depositary requires, the Depositary will deliver the Consideration that such holder is entitled to receive in accordance with the Arrangement. When authorizing such delivery, the holder to whom the Consideration is to be delivered shall, as a condition precedent to such delivery, give a bond satisfactory to Difference, Mogo and the Depositary in such amount as Difference, Mogo and the Depositary may direct, or otherwise indemnify Difference, Mogo and the Depositary in a manner satisfactory to Difference, Mogo and the Depositary, against any claim that may be made against Difference, Mogo and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

7.              Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s)/DRS Advice Statement(s) for Mogo Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “C” on this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Mogo.

8.              Cancellation of Rights after Six Years

If any Mogo Shareholder fails to deliver on or before the sixth anniversary of the Effective Date of the Arrangement to the Depositary the Letter of Transmittal, all certificates for Mogo Shares held by such Mogo Shareholder and any other certificates, documents or instruments required to be delivered to the Depositary in order for such Mogo Shareholder to receive the Consideration which such former holder is entitled to receive, on the sixth anniversary of the Effective Date of the Arrangement (i) such former holder will be deemed to have donated and forfeited to Difference or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled, and (ii) any certificate representing Mogo Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Difference and will be cancelled. Neither Mogo nor Difference will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Difference or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Any payment made by way of cheque by the Depositary pursuant to the Arrangement that has not been deposited or as been returned to the Depositary or that otherwise remains unclaimed, in each case, on the sixth anniversary of the Effective Date of the Arrangement, and any right or claim to payment under the Arrangement that remains outstanding on the sixth anniversary of the Effective Date of the Arrangement, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Difference for no consideration.

9.              Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

10.       Direct Registration System

Mogo Shareholders shall receive Difference Shares issued in the Direct Registration System, or DRS, as opposed to physical share certificates. The DRS is a system that allows you to hold your Difference Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Your Difference Shares will be held in your name and registered electronically in Difference’s records, which will be maintained by its transfer agent, Computershare Investor Services Inc. The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.

You will receive an initial DRS Advice Statement acknowledging the number of Difference Shares you hold in your DRS account. Each time you have any movement of shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request a statement at any time by contacting Computershare or by accessing your account online at www.computershare.com/investorcentrecanada. At any time you may request a share certificate for all or a portion of the Difference Shares held in your DRS account. Simply contact Computershare with your request. A share certificate for the requested number of Difference Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

For more information about DRS, please contact Computershare at 1-800-564-6253 (toll free within Canada and the U.S.) or 1-514-982-7555 (outside of Canada and the U.S.) or visit Computershare on-line at www.computershare.com/investorcentrecanada.

11.       Payment Entitlement Pickup Locations

Entitlements may be picked up at applicable Computershare office locations with Counter services. Pick-up instructions must be selected in Box “A”. Below are the applicable Computershare office locations:

Montreal	Toronto	Calgary	Vancouver

1500 Boulevard Robert-	100 University Ave	530 8 Ave SW, 6th Floor	510 Burrard Street,
Bourassa, 7th Floor	8th Floor, North Tower	Calgary, AB T2P 3S8	3rd Floor,
Montréal, QC H3A 3S8	Toronto ON M5J 2Y1		Vancouver, BC V6C 3A8

12.       Miscellaneous

(a)         If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)         If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)               No alternative, conditional or contingent deposits will be accepted and no fractional Difference Shares will be issued.

(d)              The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

(e)               Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

(f)                Mogo and Difference reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. You agree that any determination made by Mogo and Difference as to validity, form and eligibility and acceptance of Deposited Shares will be final and binding. There shall be no duty or obligation of Mogo and Difference or the Depositary to give notice of any defect or irregularity in any deposit and no liability shall be incurred for failure to do so.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com